Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Six Months Ended February 28,		Three Months Ended February 28,
	2002	2001	2002	2001
AVERAGE MARKET PRICE PER SHARE	$0.72	$0.63	$0.86	$0.49

NET INCOME (LOSS)	$88,651	$(751,952)	$58,674	$(330,503)

Basic weighted average number of common shares outstanding	3,227,692	3,173,575	3,231,025	3,173,575

Diluted effect of stock options	—	—	—	—

Diluted weighted average number of common shares outstanding	3,227,692	3,173,575	3,231,025	3,173,575

Basic earnings per share	$0.03	$(0.24)	$0.02	$(0.10)

Diluted earnings per share	$0.03	$(0.24)	$0.02	$(0.10)